EXHIBIT 99.1

Brookfield Renewable Announces Dividend Rates On Its Series 1 and Series 2 Preference Shares

All amounts in Canadian dollars unless otherwise stated

BROOKFIELD, News, April 01, 2025 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN) (“Brookfield Renewable”) today announced that Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) has determined the fixed dividend rate on its Class A Preference Shares, Series 1 (“Series 1 Shares”) (TSX:BRF.PR.A) for the five years commencing May 1, 2025 and ending April 30, 2030 and the floating dividend rate on its Class A Preference Shares, Series 2 (“Series 2 Shares”) (TSX: BRF.PR.B) for the quarterly dividend payable on July 31, 2025.

Series 1 Shares

If declared, the fixed quarterly dividends on the Series 1 Shares during that period will be paid at an annual rate of 5.203% ($0.3251875 per share per quarter).

Holders of Series 1 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on April 15, 2025, to convert all or part of their Series 1 Shares, on a one-for-one basis, into Series 2 Shares, effective April 30, 2025. Holders of Series 1 Shares are not required to elect to convert all or any part of their Series 1 Shares into Series 2 Shares.

As provided in the share conditions of the Series 1 Shares, (i) if BRP Equity determines that there would be fewer than 1,000,000 Series 1 Shares outstanding after April 30, 2025, all remaining Series 1 Shares will be automatically converted into Series 2 Shares on a one-for-one basis effective April 30, 2025; and (ii) if BRP Equity determines that there would be fewer than 1,000,000 Series 2 Shares outstanding after April 30, 2025, no Series 1 Shares will be permitted to be converted into Series 2 Shares. There are currently 6,849,533 Series 1 Shares outstanding.

Series 2 Shares

The quarterly floating rate dividends on the Series 2 Shares is paid at an annual rate, calculated for each quarter, of 2.62% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend in respect of the May 1, 2025 to July 31, 2025 dividend period for the Series 2 Shares, if declared, will be $0.3317675 per share, payable on July 31, 2025.

Holders of Series 2 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on April 15, 2025, to convert all or part of their Series 2 Shares, on a one-for-one basis, into Series 1 Shares, effective April 30, 2025.   Holders of Series 2 Shares are not required to elect to convert all or any part of their Series 2 Shares into Series 1 Shares.

As provided in the share conditions of the Series 2 Shares, (i) if BRP Equity determines that there would be fewer than 1,000,000 Series 2 Shares outstanding after April 30, 2025, all remaining Series 2 Shares will be automatically converted into Series 1 Shares on a one-for-one basis effective April 30, 2025; and (ii) if BRP Equity determines that there would be fewer than 1,000,000 Series 1 Shares outstanding after April 30, 2025, no Series 2 Shares will be permitted to be converted into Series 1 Shares. There are currently 3,110,531 Series 2 Shares outstanding.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Contact information:

Media: Simon Maine +44 7398 909 278 simon.maine@brookfield.com	Investors: Alex Jackson +1 (416) 649-8196 alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements with regards to potential future dividend declarations on the Series 1 Shares and Series 2 Shares. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.